Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

November 6, 2023

BY EDGAR

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3628

Attention:	Amanda Kim
Stephen Krikorian
Charli Gibbs-Tabler
Jan Woo

Re:	Arrowroot Acquisition Corp.
Registration Statement on Form S-4
Filed September 5, 2023
File No. 333-274333

Ladies and Gentlemen:

This letter (this “Response Letter”) is submitted on behalf of Arrowroot Acquisition Corp. (the “Company”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated October 5, 2023 (the “Comment Letter”) with respect to the above-referenced Registration Statement on Form S-4 initially filed on September 5, 2023 (the “Registration Statement”). The Company is concurrently submitting Amendment No. 1 to the Registration Statement (the “Amendment No. 1”), which includes changes in response to certain of the Staff’s comments.

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in bold with responses immediately following each comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement, and page references in the responses below refer to Amendment No. 1. Defined terms used herein but not otherwise defined herein have the meanings given to them in Amendment No. 1.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.

Registration Statement on Form S-4

Our current operations are international in scope..., page 65

1.	You indicate that most of your full-time employees were located outside of the United States. Please disclose the location of your employees.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 65 and 206 of Amendment No. 1 in response to the Staff’s comment.

Risk Factors

To mitigate the risk that we might be deemed to be an investment company..., page 102

2.	In connection with Extension Proposal, we note that you disclosed that the company would liquidate the U.S. government treasury obligations or money market funds held in the Trust Account and thereafter maintain the funds in the trust account in cash. Please disclose the date on which the funds in the trust account were converted to cash.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 102 of Amendment No. 1 in response to the Staff’s comment.

Unaudited Pro Forma Condensed Combined Statement of Operations, page 111

3.	Please present the historical basic and diluted per share amounts based on continuing operations attributable to the controlling interests and the number of shares used to calculate such per share amounts on the face of the pro forma condensed statement of operations. Refer to Rule 11-02(a)(9)(i) of Regulation S-X.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 112 and 113 of Amendment No. 1 in response to the Staff’s comment.

Note 3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page 115

4.	You disclose an adjustment reflecting the expected cash proceeds from Debt Financing of $110.0 million. Given the significant amount of Debt Financing, please disclose any material terms and financial covenants of the debt agreement.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the debt agreement is still being negotiated. Further, the Company intends to file the debt agreement as an exhibit to the Registration Statement and revise the disclosure to include a discussion of its material terms when the debt agreement is executed.

Arrowroot Board’s Reasons for the Approval of the Business Combination, page 137

5.	Please revise to define the terms “artificial intelligence” and “machine learning” in the context of your business.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 137 of Amendment No. 1 in response to the Staff’s comment.

6.	Please expand your disclosure to explain how you developed and validated your artificial intelligence and machine learning algorithm(s). Please describe the frequency with which validation occurs and how long the model has been commercialized.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 195 and 196 of Amendment No. 1 in response to the Staff’s comment.

7.	You stated that limited technology risk is one of the main criteria for evaluating targets. With a view towards expanded disclosure, please explain how iLearningEngines, an artificial intelligence-based company was determined to have “limited technology risk”.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 135 of Amendment No. 1 in response to the Staff’s comment. The Company determined that iLearningEngines has “limited technology risk” because the iLearningEngines platform is an established, market-tested product offering. In addition, iLearningEngines has identified alternative product use cases, and demonstrated strength in infrastructure planning and business case identification.

Material U.S. Federal Income Tax Considerations of the Redemption and the Business Combination, page 172

8.	We note the merger agreement indicates that the parties intend for the merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code for U.S. federal income tax purposes. Please revise to clarify the tax consequences of the merger to investors and file a tax opinion. For guidance, please refer to Staff Legal Bulletin No. 19.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company does not believe that the U.S. federal income tax consequences of the Business Combination are material to the Company or Public Stockholders because the Business Combination does not affect the tax position of the Public Stockholders in any way, regardless of the U.S. federal income tax treatment of the Business Combination.

Whether the transactions described in the Merger Agreement qualify or fail to qualify as a “reorganization” within the meaning of Section 368(a) of the Code does not impact the Public Stockholders’ decision to approve, or not approve, the Business Combination, to exercise their redemption rights, or to purchase or sell Arrowroot Class A Common Stock (or, following the consummation of the Business Combination, New iLearningEngines Common Stock) because qualification as a “reorganization” under Section 368(a) of the Code does not have any impact on the Company or the Public Stockholders. The Merger Agreement does not contemplate existing Public Stockholders exchanging their Arrowroot Class A Common Stock for shares in any other entity; since Public Stockholders simply retain their existing shares of Arrowroot Class A Common Stock, there is no taxable event for them regardless of whether or not Section 368(a) of the Code is applicable to other parties.

The only parties affected by the qualification of the Business Combination as a “reorganization” under Section 368(a) of the Code are iLearningEngines stockholders. However, the iLearningEngines stockholders are not voting at the special meeting and the Registration Statement is not soliciting their consent to the transactions. Instead, as promptly as practicable after the Registration Statement is declared effective under the Securities Act, iLearningEngines will disseminate to iLearningEngines stockholders an information statement containing all information required to be delivered under Delaware law, including a description of the material terms of the Business Combination, Merger Agreement and related ancillary documents as well as the appraisal rights available under Delaware law, for purposes of soliciting such iLearningEngines stockholders’ consent to adopt the Merger Agreement and approve the Business Combination. The information statement will also contain information with respect to the qualification of the Business Combination as a “reorganization” within the meaning of Section 368(a) of the Code. In connection with their consideration of the Business Combination, and based on their review of the information statement, the iLearningEngines stockholders can seek advice from their own tax advisors and will be responsible for paying their own taxes, if any, that result from the Business Combination. The Company and its stockholders are not required to indemnify the iLearningEngines stockholders for such taxes, if any.

Accordingly, the qualification of the Business Combination as a “reorganization” under Section 368(a) of the Code is irrelevant to Public Stockholders’ decision of whether or not to approve the Business Combination or exercise their redemption rights, and iLearningEngines stockholders will be provided with the information required under Delaware law, including with respect to the qualification of the Business Combination as a “reorganization” under Section 368(a) of the Code, through their receipt of an information statement in connection with the solicitation of their consent to approve the Business Combination and adopt the Merger Agreement.

For the reasons stated above, pursuant to Item 601(b)(8) of Regulation S-K, Section III.A.2 of Staff Legal Bulletin No. 19 and Items 3(k) and 4(a)(6) of Form S-4, the Company respectfully submits that the Registration Statement does not require a tax opinion of counsel supporting the intended tax treatment of the Business Combination as a “reorganization” under Section 368(a) of the Code.

iLearningEngines Management’s Discussion and Analysis of Financial Condition and Results of

Operations

Key Performance Metrics, page 219

9.	You disclose that you serve more than 1,000 distinct customers, or logos, with over 4 million licensed users across a variety of industry verticals. Please tell us what consideration was given in disclosing the number of customers for the periods presented by new and existing customers. Refer to SEC Release No. 33-10751.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that iLearningEngines considers its ability to add new customers and increase the usage of existing customers to be key drivers of its future revenue growth. Accordingly, the Company has provided various metrics to help investors understand and evaluate key indicators of iLearningEngines’ financial condition and operating performance, including Annual Recurring Revenue and Net Dollar Retention. The Annual Recurring Revenue metric, which measures the annualized recurring value of all active maintenance and support contracts at the end of a reporting period, helps provide information as to the performance of iLearningEngines’ recurring subscription revenue base and impact of revenues from existing customers. The Net Dollar Retention metric, which measures iLearningEngines’ ability to retain and expand revenue from existing customers, helps provide information regarding the level of usage of iLearningEngines’ solutions from existing customers.

Further, in response to the Staff’s comment, the Company has revised the disclosure on pages 201 and 202 of Amendment No. 1 to further clarify how iLearningEngines defines the customers which it serves and to include disclosure regarding the number contracted customers and licensed users iLearningEngines had as of June 30, 2023 and December 31, 2022 and 2021.

The Company believes that the above metrics, which in some cases also represent key internal metrics used by iLearningEngines’ to assess its operations, provide investors with material information necessary for an understanding of iLearningEngines’ business. The above metrics also enable investors to perform additional analysis, if they wish, beyond the specific metrics referenced above.

10.	We note that you generated a substantial portion of your revenue from four major customers but also note your disclosure that you derive a substantial portion of your revenues and ARR from sales to your top four channel partners. Please define the term “customer” and clarify whether these significant customers are separate from your relationship with the channel partners. Please identify your customers and channel partners and discuss the material terms of agreements with them, including the term and termination provisions. Refer to Item 101(h)(4)(vi) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and advises the staff that the Company has revised disclosure throughout the Registration Statement, including page 51, to make clear that iLearningEngines relies in part on its channel partners to generate sales to its end customers and in certain instances also derives revenue directly from channel partners that are also value-added resellers (“VARs”). VARs develop solutions leveraging iLearningEngines’ platform which they then sell directly to their own customers. iLearningEngines then includes the VAR’s customers in its count of iLearningEngines’ enterprise end customers. The top five customers listed are VARs that are iLearningEngines customers where iLearningEngines has entered into contracts with the VAR. Two of these VARs also acted as channel partners for iLearningEngines as of December 31, 2022.

The Company further respectfully advises the Staff that iLearningEngines believes disclosure of the identity of its channel partners would cause irreparable harm to iLearningEngines and that this information is not material to investors’ understanding of iLearningEngines’ relationships with its channel partners or customers. iLearningEngines believes that identifying its channel partners would permit iLearningEngines’ competitors to jeopardize iLearningEngines’ ongoing relationship with its channel partners, which would harm investors. iLearningEngines’ channel partners, generally, are not well known to the investing public and disclosure of their names would not provide sufficient information for investors to make further assessments relating to iLearningEngines’ relationship with these channel partners. Accordingly, the Company respectfully requests that the identity of such channel partners remain confidential.

Further, iLearningEngines believes that no single agreement with any of its channel partners is material. iLearningEngines’ agreements with each of its channel partners, including those channel partners that are also VARs, were entered into in the ordinary course of business conducted by iLearningEngines and iLearningEngines does not believe it is substantially dependent on any of these agreements under Item 601(b)(10)(ii) of Regulation S-K. For purposes of Item 601(b)(10)(ii)(B) of Regulation S-K, iLearningEngines believes the word “dependent” must be afforded substantive meaning. To be “dependent” on something is to have no other reasonable recourse. The sales, business development, administrative, operational and other functions provided to iLearningEngines by these channel partners are not unique and are fungible between other existing and potential channel partners. Further, these contracts are generally not exclusive and iLearningEngines has the ability to contract with any number of channel partners for various sales, business development, administrative, operational and other functions as it sees fit. As a result, in the event any such existing contracts or relationships with any individual channel partner were terminated, iLearningEngines believes that it would be able to replace the underlying channel partner services. Further, iLearningEngines’ agreements with its channel partners generally do not include a term or duration and generally provide that either party may terminate the agreement with 60 to 90 days’ prior written notice.

Accordingly, iLearningEngines believes its business is not dependent on any single channel partner or related contract.

As to the identity of iLearningEngines’ significant customers, the Company respectfully notes that Item 101(h)(4)(vi) of Regulation S-K does not require disclosure of the identity of a significant customer. Such requirement was also removed for issuers that are not smaller reporting companies when the Commission updated former Item 101(c)(1)(vii) of Regulation S-K which previously required disclosure of the identify of any 10% customer. Thus, unless the identity of a customer is independently deemed material, there is no requirement under Regulation S-K to include a customer’s identity.

iLearningEngines has disclosed that its customers include VARs and end customers that occupy a variety of verticals in many key areas, from learning and development to supply chain management and beyond. iLearningEngines respectfully submits that disclosure of the identity of its largest customers is not material to an investment decision. This is because there is no information that is specific to the identity of each such customer that is material to an investment decision. Should such information arise in the future, for example, due to a change in the financial profile of a major customer, iLearningEngines would consider the need for specific disclosure at that time. iLearningEngines also notes that its approach accords with the expectations of its customers as to confidentiality and helps preserve and further iLearningEngines’ relationship with those customers. Lastly, iLearningEngines believes that the disclosure of the identity of iLearningEngines’ largest customers would provide competitors with the identity of these clients and could result in competitive harm to the Company, which ultimately would be detrimental to the Company and ultimately, its shareholders.

Further, in response to the Staff’s comments, the Company has revised Amendment No. 1 on pages 201 and 202 to describe the material terms of the standard contracts entered into with its contractual customers.

The Company understands the importance of disclosure about iLearningEngines’ customers and has provided investors with what it views to be the material information regarding iLearningEngines’ customers and related risks in the following sections of its Registration Statement:

●	“Summary of the Proxy Statement/Prospectus—Summary of Risk Factors” and “Risk Factors”—“A limited number of contracted customers represent a substantial portion of our revenue and ARR. If we fail to retain these contracted customers, our revenue and ARR could decline significantly.” (pages 37 and 51);

●	“Information About iLearningEngines—Customers” (pages 201 and 202);

●	” iLearningEngines Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview” (pages 217-220); and

●	“Notes to Consolidated Financial Statements—Note 2—Summary Significant Accounting Policies—Concentration of Credit Risk and Major Sales Channels” (page F-8).

11.	We note your disclosure of the Net Dollar Retention (“NDR”) is an operational performance measure that you use to assess your client retention and its dollar impact on your business. Please clarify how this metric measures retention when the calculation is based on “the same clients in the previous year”. That is, please clarify if this metric excludes prior year customers that were not retained in the current year. If so, please clarify your disclosure to highlight that this metric is based on your results for only those customers that you retained from the prior year.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 220 of Amendment No. 1 in response to the Staff’s comment.

iLearningEngines defines Net Dollar Retention (“NDR”) as the Annual Recurring Revenue (“ARR”) in dollars generated in the current period by clients that existed in the prior comparable period divided by the ARR in dollars by those same clients in the prior period. NDR illustrates the impact of upgrades, downgrades and cancellations in the current period on the existing client base. Since NDR does not factor in revenue from clients acquired in the current period and includes any churn from existing customers, we believe it is an accurate measure of client retention. For the avoidance of doubt, NDR does not exclude prior year customers that were not retained in the current year.

12.	We note that the net dollar retention rate has been declining from 146% in 2021 to 119% in 2022 to 106% for the six months ended June 30, 2023. Please discuss the material factors that have caused in the fluctuations in the net dollar retention rate over these periods.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 220 of Amendment No. 1 in response to the Staff’s comment.

13.	Please describe the nature of the components that are included in the transaction costs line item within your adjusted EBITDA calculation. We note your footnote that indicates that such amounts “represents one-time transaction-related expenses”. Please clarify how each component is not a normal, recurring, cash operating expenses necessary to operate your business.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 221 of Amendment No. 1 in response to the Staff’s comment. The Company further advises the Staff that these transaction costs represent legal, and consulting fees related to the Merger with ARRW and previously explored strategic alternatives, all of which are non-recurring in nature. These expenses are not normal, recurring, operating expenses to operate iLearningEngines’ business.

Results of Operations, page 223

14.	On both pages F-15 and F-40, you include tables for revenue disaggregated by geographic region that appear to indicate there are material changes. Please tell us what consideration was given in providing a quantitative and qualitative discussion and analysis of the changes by geographic region that would be considered material to an understanding of your results of operations. Refer to Item 303(b) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 225, 226, 228, 230, and 231 of Amendment No. 1 in response to the Staff’s comment.

Comparison of Six Months Ended June 30, 2023 and 2022, page 224

15.	You disclose that revenue increased due to ten new contracts while cost of revenue increased due to fourteen new contracts. Please revise or advise.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 225 and 226 of Amendment No. 1 in response to the Staff’s comment.

16.	You disclose that the fair value of the Company’s common shares has been determined by a third-party valuation firm, with input from management. Please tell us what consideration you gave to Question 141.02 of the Compliance and Disclosure Interpretations: Securities Act Sections updated on November 13, 2020.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the fair value of iLearningEngines’ common shares were determined by iLearningEngines’ management with the assistance from a valuation firm using management’s estimates and assumptions. Given that, pursuant to Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections, iLearningEngines is not required to disclose the involvement of the third party in these circumstances. The Company has revised the disclosure on page F-13 of the Amendment No. 1 to remove references to the third party that it used to assist in determining the fair value of the common shares.

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Common Share Valuations, page F-13

Revenue Recognition, page F-14

17.	You disclose that “Combined software license and maintenance revenues are primarily comprised of software license fees that give customers the right to access the software, along with providing related support and updates over the license term”. Please tell us how you considered ASC 606-10-55-54(a) in determining whether a software license is present in these arrangements. If a software license is present, please provide us with a detailed analysis that supports your conclusion that the software license and maintenance promises are not distinct. Refer to ASC 606-10-25-19 to 25-21.

Response:

Determining whether a license is present in iLearningEngines’ arrangements

In evaluating whether a license is present in iLearningEngines’ arrangements, iLearningEngines evaluated the guidance in ASC 606-10-55-54(a) and ASC 985-20-15-5. The iLearningEngines AI Platform is installed on the customer’s own infrastructure. iLearningEngines does not host the AI Platform or provide any related hosting services. Accordingly, the customer has a contractual right to take possession of the software, either on its own hardware or via a contract with another party unrelated to iLearningEngines to host the software. Therefore, iLearningEngines determined that there is a license in iLearningEngines’ contracts with customers. Further, iLearningEngines concluded that because the iLearningEngines AI Platform has significant standalone value, the software licensed in iLearningEngines’ contracts is functional intellectual property (IP).

Identifying performance obligations – software license and maintenance promises

Product background

iLearningEngines is an artificial intelligence (“AI”) and machine learning platform that automates the learning process for both education and enterprise customers. Its cognitive AI engine ingests both structured and unstructured content (e.g., written, audio and video) from the customer’s internal content, external licensed content, and open content from external sources. From there, it can comprehend, summarize and augment the information, convert it into learning modules/prescriptions and track/assess user performance.

AI functions through the interaction of software and data. An AI software model is pre-trained using test data and then learns by ingesting and analyzing more data, the goal being for the model to improve its accuracy at performing a certain task over time. Unlike traditional software, which operates on a fixed set of instructions for the software to follow, AI uses algorithms which learn and improve based on the data and previous decisions. However, similar to traditional software, AI software requires connections to data sources to perform its core function. Said differently, an AI software model has no functionality without continuous data inputs.

iLearningEngines drives learning outcomes at scale by transforming data into intelligence. The nature of iLearningEngines’ promise to its customers, and the primary value proposition that iLearningEngines markets to its customers, is to solve the customer’s performance and process gaps and deficiencies by creating learning prescriptions to improve those areas. All of this enables organizations to “drive outcomes at scale”, meaning rapidly maximizing return on investment by meeting organizational goals and key performance indicators (“KPIs”) such as engagement score, increased student/employee performance, and augmented content.

For the AI Platform to drive outcomes, the platform must continuously self-learn, which the platform does by ingesting data sets (i.e., structured and unstructured content). iLearningEngines’ customer’s content resides both internally and externally, and in different formats (text, HTML, video, audio) across the customer’s ERP ecosystem and all cross-functional business units. Unlike traditional learning software, iLearningEngines’ platform integrates into the customer’s existing frontend and backend systems such as ERPs, HR and IT ticketing systems, Microsoft Teams, WhatsApp for Business, and more to drive learning in the customer’s existing flow of work. The platform learns from every interaction including input from subject matter experts, user-content interactions (especially those of top student/employee performers) and usage patterns. The AI Platform seamlessly integrates with internal and external data to pick up event triggers and deliver learning prescriptions to plug performance and process gaps.

The iLearningEngines AI Platform is pre-trained on large datasets of public, curated and purchased data. Every customer instance gets these pre-trained AI models and algorithms set up in their own infrastructure. However, this pre-trained system continues to get more intelligent through the customer’s own use, i.e., by ingesting internal and external data sets, the iLearningEngines AI Platform begins with the creation of a Knowledge Cloud, with AI-driven Content Ingestion – which becomes a centralized repository of all Enterprise IP. The Knowledge Cloud allows content to be owned and managed, by the customer, as an Enterprise IP. This is enhanced by AI Assistants that enable contextualized search of the Knowledge Cloud and possess natural language understanding to identify intent, query the data and answer user questions. As the platform ingests data, interacts with users and learns, it is able to identify and intelligently respond to event triggers and dispense the right prescriptions to solve and prevent problems in the flow of work, driving the outcomes expected by the customer.

All iLearningEngines customers receive maintenance services as part of their software license fees. Maintenance includes when-and-if-available software updates and dedicated support personnel. iLearningEngines’ dedicated support services are extensive and a mission-critical component of the success of the platform for any customer. iLearningEngines’ support personnel stand ready to provide both technical and day-to-day operational support services to the customer which involve iLearningEngines regularly interacting with the customers’ environments. The nature of AI models is that they start from a lower baseline intelligence and improve over time. Outputs of the AI platform have to be supervised by customer subject matter resources, i.e., customers, and supported by iLearningEngines support personnel. These services also include proactive services that the customer is unable to do themselves such as daily data backups (which are contractually specified) and testing/validation of the AI-generated content augmentation and enrichment. Data is backed up to the client’s infrastructure, i.e., the client-owned public or private cloud (for clarity, iLearningEngines does not provide hosting services). Support is required on an ongoing (daily/weekly) basis to maintain connections to the customer’s internal and external data sets, create new connections, and eliminate redundancies. Anytime the customer takes a software update or bug fix, extensive testing of all interfaces is required, which is also performed by iLearningEngines’ support team.

To drive outcomes at scale, access to real time data to support the iLearningEngines AI Platform is critical to obtaining the intended benefit of the platform. As iLearningEngines pushes through unspecified updates and upgrades and internal and external data sets constantly change, the maintenance services provide regular updates throughout the contract period to maintain that critical utility of the iLearningEngines AI Platform. The dedicated support services continually change and update these connections for its customers as part of delivering its overall service because without real time data provided through the maintenance services, the iLearningEngines AI Platform is unable to perform as promised, and the customer cannot obtain the full benefit of the solution they have purchased.

Accounting analysis

As discussed above, the iLearningEngines AI platform includes the following components: (1) on-premise license of functional IP and (2) maintenance, which includes proactive services and unspecified updates and upgrades. The guidance in ASC 606-10-25-14 and 25-20 requires an assessment to determine if the goods and services promised as part of iLearningEngines’ platform are distinct (and therefore would represent separate performance obligations) or are not distinct and should be combined as a bundle (i.e., as a single performance obligation). iLearningEngines considered the guidance in ASC 606-10-25-19 and 25-20 and concluded that the on-premise license and maintenance services are capable of being distinct because the customer can derive economic benefit from the software on its own throughout the license period (that is, without the maintenance services, the software would still provide its original functionality to the customer).

Therefore, this analysis focuses on whether the on-premise license and the maintenance are distinct within the context of the contract, as discussed in ASC 606-10-25-21:

Additionally, there are other factors that an entity could consider as discussed in the Basis for Conclusions (“BC”) to ASU 2016-10, which helps to explain the intent of the FASB. An entity should first evaluate the factors in paragraph ASC 606-10-25-21 and the following sections of the basis for conclusion paragraphs to understand FASB’s intent:

●	Paragraph BC29 of ASU 2016-10: “…The inputs to a combined item (or items) concept might be further explained, in many cases, as those in which an entity’s promise to transfer the promised goods or services results in a combined item (or items) that is greater than (or substantively different from) the sum of those promised (component) goods and services.”

●	Paragraph BC31 of ASU 2016-10: “To assist an entity in applying the separately identifiable principle, paragraph 606-10-25-21 includes three factors that indicate that an entity’s promises to transfer goods or services to a customer are not separately identifiable. Those factors are not an exhaustive list, and not all of the factors need to be met (or not met) to conclude that the entity’s promises to transfer goods or services are not (are) separately identifiable. Similarly, the factors are not intended to be criteria that are evaluated independently of the separately identifiable principle. One of the reasons the Board decided to expand the articulation of the separately identifiable principle was feedback from stakeholders that the factors in paragraph 606-10-25-21 were being interpreted as criteria, rather than factors to consider in evaluating the principle…”

●	Paragraph BC32 of ASU 2016-10: “…Therefore, the entity should evaluate whether two or more promised goods or services (for example, a delivered item and an undelivered item) each significantly affect the other (and, therefore, are highly interrelated or highly interdependent) in the contract. The entity should not merely evaluate whether one item, by its nature, depends on the other (for example, an undelivered item that would never be obtained by a customer absent the presence of the delivered item in the contract or the customer having obtained that item in a different contract).”

●	Paragraph BC33(b) of ASU 2016-10: “…The ‘capable of being distinct’ criterion also considers the utility of the promised good or service, but merely establishes the baseline level of economic substance a good or service must have to be ‘capable of being distinct.’ Therefore, utility also is relevant in evaluating whether two or more promises in a contract are separately identifiable because even if two or more goods or services are capable of being distinct because the customer can derive some measure of economic benefit from each one, the customer’s ability to derive its intended benefit from the contract may depend on the entity transferring each of those goods or services.”

Utility is defined in ASC 606-10-55-59(a) as the “ability to provide benefit or value” to the customer. That is, when analyzing whether goods or services are highly interdependent or highly interrelated, one of the factors to consider is whether each good or service significantly affects the other’s intended utility. As stated above, the utility received in the context of the capable of being distinct criterion is the “baseline” utility. Therefore, when evaluating whether the goods or services are distinct within the context of the contract, an entity should analyze whether the utility is greater than the “baseline” utility because of the interdependency between the promised goods or services.

For instance, in Example 11, Case A of ASC 606, the software updates promised in the contract are not necessary to maintain a high level of utility in the software license during the license period and therefore a conclusion is reached that the software updates do not significantly affect the customer’s ability to benefit from the software license. However, in Example 10, Case C of ASC 606, the software license and updates are not distinct because the license would provide the customer with little of its intended utility without the software updates. However, in practice, there may be some level of utility (i.e., the “baseline utility”) that was acknowledged by the FASB above in ASU 2016-10, BC33(b), that provides some utility but less than the high level of utility that the customer would receive with the other goods and services. Therefore, an entity would need to consider all facts and circumstances when evaluating whether the other goods and services provide additional utility and functionality to the customer that exceeds the baseline utility that the software license may provide without these services.

In addition, the concept of updates which are critical to the ongoing utility of the software (included in Example 10, Case C above) represents only one potential circumstance under which the license and updates represent inputs to a combined output and therefore do not establish a minimum criterion in the standard.

iLearningEngines believes that the software license and maintenance promises represent a single performance obligation because the individual promised goods and services (i.e., the license and the maintenance services) combine to form a promise that is transformative and greater than the sum of its individual components. Explained another way, the utility of the iLearningEngines AI platform is not simply the sum of each individual good and service; instead, the utility of the combined deliverable exceeds the sum of these parts. The ability for an iLearningEngines customer to feed data from multiple disparate data sets into the platform and for the platform to ingest, analyze, learn, and drive outcomes based on that data illustrates that the combined item (i.e., iLearningEngines platform) is greater than the sum of its individual parts (i.e., the license and the maintenance services). This enhanced functionality is why iLearningEngines customers purchase the solution. This view is consistent with BC29 of ASU 2016-10, which states that the inputs to a combined item may be greater than the sum of those promised goods or services. As discussed in iLearningEngines’ supporting analysis below, iLearningEngines believes that the combined software license and maintenance is a single performance obligation and that iLearningEngines should therefore recognize revenue for that performance obligation ratably over the relevant contract term.

iLearningEngines believes that the interaction of the iLearningEngines platform and the maintenance services required to maintain the connections between the iLearningEngines platform and the customer’s internal and external data cause the individual promises to not be distinct in the context of the contract.

iLearningEngines believes that the maintenance services it provides are integral to the customer’s ability to continue to derive substantial benefit from the iLearningEngines platform throughout the license term. The maintenance services include the maintenance of connections established between the iLearningEngines platform and the customer’s systems during the implementation of the platform. These connections are continuously updated by each customer’s dedicated application and content support team as needed to maintain connectivity between the platform and the customer’s systems. iLearningEngines believes that the fundamental purpose of its platform is to continuously ingest customer data, learn from that data, and improve its performance over time to drive outcomes desired by the customer. In order for the iLearningEngines platform to function as promised, real-time data must be fed into the platform from the customer’s internal systems and external data sets through the iLearningEngines established connections, which must be maintained and updated. If the connections are not maintained by iLearningEngines, the iLearningEngines platform cannot ingest real time data from the customer’s systems (or data from outdated connections is incomplete or incorrect) and would therefore be unable to perform its promised function of continually learning and improving.

iLearningEngines believes that in its facts and circumstances, the customer views its solution as more than a sum of its parts and iLearningEngines markets its solution as such. For example, iLearningEngines references the integration with other customer data sources in its marketing efforts as follows:

“Our AI can seamlessly integrate with any internal ERP or external partner platform to pick up event triggers and deliver learning prescriptions to plug performance and process gaps.”

“Data sets train our AI model effectively through an automated process of self-learning. This model, combined with the user engagement signatures, can intelligently respond to event triggers from the Enterprise and dispense the right intelligence to solve and prevent problems in the flow of work.”

“We understand that [customer’s] content resides both internally and externally, and in different formats (text, HTML, video, audio)… We then augment the Knowledge Cloud with our AI Assists. This enables immediate contextualized search, recommendations, expert queries and in-process training.”

The on-premise license provides a pre-trained iLearningEngines AI platform on large data sets. However, the standard functionality of the iLearningEngines AI platform cannot be fully utilized over the license period without the maintenance services. To provide the customer with the promised benefits of the iLearningEngines AI platform, the on-premise license interacts with the maintenance services through the continuing connectivity of the iLearningEngines platform to the customer’s systems and external data sets, which allows real time data to be ingested by the platform. The unspecified updates and upgrades refine the AI platform’s algorithms and neural networks to ensure the platform accurately interprets the evolving customer-specific data. As the customer expects to obtain the entire offering (inclusive of the on-premise license and Maintenance Services) and iLearningEngines believes the customer gains significant utility by using these performance obligations in conjunction with each other and by making consistent updates throughout the license term, iLearningEngines does not believe that the on-premise license or the maintenance is distinct within the context of the contract and therefore, these promises are combined into one performance obligation.

iLearningEngines’ typical customer is looking to meet certain organization-specific performance goals or KPIs and therefore benefits by the platform’s connections to their own systems and the timely prescriptions enabled by the ingestion of real time, customer-specific data (and would likely not purchase the iLearningEngines platform without such benefits). In this sense, the functionality of the pre-trained AI Model provided by the license is transformed through the connection to real time, customer specific data, which allows the AI model to generate real time, customer-specific prescriptions and drive improved performance to help meet the customer’s goals or KPIs. Further, as the AI platform ingests and processes the real time data, the updates and upgrades to the underlying algorithms refine how the AI platform interprets the customer specific data. Due to the customer-specific nature of the data sets, updates to the algorithms and neural networks are essential to ensure the AI learning does not stagnate and decline and continues to provide timely and accurate support to the customer’s key business functions.

Different connections have different frequencies with which they must be updated, depending on how often the customer’s systems or external data sets are updated. Additionally, every time the customer’s systems or external data sets are updated or install a bug fix, security patch, etc., extensive testing of all connections is required by the iLearningEngines application and content support team supporting that customer to ensure the connections are maintained on the new version of the software. If the connections were not updated or maintained, the platform would not be able to ingest new data from the customer’s systems or external data sets, meaning that it would not be able to continue learning, significantly degrading the platform’s functionality. Because of the adverse impact that this would have, iLearningEngines continuously updates and maintains the connections throughout the license term. If iLearningEngines did not establish and maintain these connections for the customer, the customer would not be able to import its data into the iLearningEngines AI platform without going through a significant data transformation and software development process.

Based on this information and the critical nature of the maintenance of the connections in maintaining the utility of the iLearningEngines AI platform, iLearningEngines believes that the license and maintenance services are not distinct in the context of the contract and represent a single performance obligation because the individual promised goods and services (i.e., the license and the maintenance services) combine to form a promise that is transformative and greater than the sum of its individual components.

18.	You disclose that “In determining the SSP of implementation services, the Company estimates the cost of providing the services and adds a reasonable margin”. Please tell us and disclose how you determine SSP for the combined software license and maintenance performance obligation. In this regard, please ensure that your disclosures comply with ASC 606-10-50-20.

Response: iLearningEngines determines SSP for the combined software license and maintenance performance obligation using the residual approach. iLearningEngines sells the iLearningEngines AI platform and related maintenance services to different customers for a broad range of amounts, such that there is not a discernible standalone selling price from past transactions. The Company respectfully advises the Staff that it has updated the disclosure in Note 2 to comply with ASC 606-10-50-20.

19.	Please clarify whether your Technology Partner qualifies as a customer under ASC 606. That is, tell us whether the Technology Partner or the end user is your customer. In this regard, we note your statements that “the Technology Partner purchases and resells the Company’s platform to end-users” and “the Technology Partner provides services to the end customer and also facilitates collection of consideration payable under the contract”. Lastly, please clarify your statement “For sales in which the Technology Partner acts as the end customer, consideration payable under the contract is presented within accounts receivable on the consolidated balance sheets”. Explain what is meant by “acts as the end customer”.

Response: The Technology Partner provides research and development, sales and marketing, and implementation and support services to iLearningEngines. In addition, the Technology Partner also purchases, integrates, and resells iLearningEngines’ platform to end customers. In each revenue-related transaction involving the Technology Partner, iLearningEngines evaluates whether the Technology Partner or the end customer is iLearningEngines’ customer under ASC 606, as follows:

●	Technology Partner is the customer: In arrangements in which the Technology Partner is the iLearningEngines’ customer, the Technology Partner integrates the iLearningEngines AI platform with the Technology Partner’s own software solution (“Integrated Software Solution”). As a result, the Technology Partner identifies and contracts with the end-customer to provide the Integrated Software Solution, implementation services and support services. The Technology Partner is responsible for determining the end customer’s price for this bundled solution.

●	The end customer is the customer: On behalf of iLearningEngines, the Technology Partner will provide front-end sales and marketing support to identify the end customer. iLearningEngines contracts directly with the end customer to provide Implementation Services and combined Software License and Maintenance. iLearningEngines is responsible for providing the goods and services over the contract term. iLearningEngines also establishes the pricing. Separately, iLearningEngines and the Technology Partner may in some instances enter into a SOW for the Technology Partner to provide implementation support and back-office support (e.g., billing) on behalf of iLearningEngines to the end customer. (Alternatively, iLearningEngines may perform these services itself or contract with another party to provide those services on a contract-by-contract basis.)

When an entity transfers goods and services to an end customer through an intermediary, it should evaluate whether the intermediary or the end customer is iLearningEngines’ customer under ASC 606, i.e., “[a] party that has contracted with an entity to obtain goods or services that are an output of the entity’s ordinary activities in exchange for consideration.” iLearningEngines considered the guidance in BC13 to ASU 2016-08 that states:

If the entity transfers a good or provides a service to an intermediary that is a principal in providing that good or service to an end customer (whether individually or as part of a distinct bundle of goods or services), the entity’s customer is the intermediary.

Accordingly, to evaluate whether the Technology Partner (i.e., the intermediary) or the end customer is iLearningEngines’ customer, iLearningEngines assessed whether the Technology Partner is a principal or an agent in these transactions by evaluating whether it obtains control of iLearningEngines’ goods and services before they are transferred to the end customer. In accordance with ASC 606-10-55-36A, the first step in applying the principal versus agent guidance is identifying the specified good or service. iLearningEngines determined that the specified good or service is the Implementation Service and Combined software license and maintenance.

The second step in paragraph ASC 606-10-55-36A is to assess whether the intermediary controls the specified good or service before it is transferred to the customer. Control is the determining factor when assessing whether the intermediary is the principal or an agent in a revenue arrangement. Therefore, iLearningEngines assessed what party controls the Implementation Services and Combined software license and maintenance before it is transferred to the end customer:

●	Technology Partner is the customer: iLearningEngines determined that the Technology Partner controls the specified good or service, as the Technology Partner provides a significant service of integrating the iLearningEngines platform with its software solution into a combined item. The combined item is the specified good or service that the customer contracted to receive. Further, because the Technology Partner owns the customer relationship, it is primarily responsible for fulfilling the promise to provide the combined item, and it determines the pricing of the combined item.

●	The end customer is the customer: iLearningEngines determined that the Technology Partner does not control the specified goods and services as iLearningEngines is primarily responsible for fulfilling the promises of the Combined software license and maintenance and implementation to end customers. The Technology Partner does not obtain control of the AI iLearningEngines platform, but rather iLearningEngines provides the end customer with the license key, and iLearningEngines is responsible for providing the maintenance services over the contract term. iLearningEngines has discretion in establishing prices for such services, and ultimately, they must ensure these services are performed, acceptable, and are within the agreed-upon timelines.

Because the Technology Partner is a customer in some arrangements, iLearningEngines evaluated the fees it pays to the Technology Partner for the various services it provides iLearningEngines in accordance with the guidance on consideration paid to a customer in ASC 606-10-32-25 through 32-27. iLearningEngines determined that all of the services received from the Technology partner are distinct and that the consideration paid to the Technology Partner represents an arm’s length transaction. Accordingly, iLearningEngines accounts for the purchase of these services from the Technology Partner in the same way that it accounts for other purchases from suppliers.

In addition, iLearningEngines will update its disclosure related to the Technology Partner in Note 2 as follows:

Technology Partner

iLearningEngines has a long-term relationship with a Technology Partner. The Technology Partner provides research and development (“R&D”), sales and marketing, and implementation and support services to iLearningEngines. In addition, the Technology Partner also purchases, integrates and resells iLearningEngines’ platform to end customers.

When iLearningEngines contracts directly with the end customer, the Technology Partner provides front-end sales and marketing support to identify the end customer, but iLearningEngines contracts directly with the end customer to provide Implementation Services and the iLearningEngines platform. Separately, iLearningEngines contracts with the Technology Partner for the Technology Partner to provide implementation support services on behalf of iLearningEngines to the end customer. iLearningEngines is primarily responsible for fulfilling the promise to provide the specified goods and services over the contract term to the end customer and has discretion in establishing the price. Therefore, iLearningEngines determined the end customer is its customer, and the Technology Partner is acting as iLearningEngines’ agent.

When the Technology Partner purchases and integrates the iLearningEngines platform into the Technology Partner’s own software solution provided to its end customer, the Technology Partner identifies and contracts with the end-customer to provide the integrated software solution and support services. In these arrangements, the Technology Partner acquires the iLearningEngines platform and performs implementation services, and iLearningEngines considers the Technology Partner to be its end customer for this contractual relationship.

The sales commissions paid to the Technology Partner are recognized in accordance with ASC 340-40. The implementation fees are presented within cost of revenue, while any fees paid for R&D services are presented in research and development expense and marketing fees are presented in selling, general and administrative expense on the consolidated statements of operations.

If at any time the services fees exceed collections resulting in a net payable to the Technology Partner, subsequent collections will first be applied to the net payable including any accrued interest on the balance. The details of the Master Arrangement are further described in Note 5.

20.	You disclose that the “Contract asset balances represent amounts for which the Company has recognized revenue” for which you have an unconditional right to payment. Please clarify whether these amounts represent a receivable. Refer to ASC 606-10-45-3 which refers to contract assets as excluding any amounts presented as a receivable. Refer to paragraph BC325 of ASU 2014-09.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised Note 2 on pages [F-15] and [F-37] of Amendment No. 1 in response to the Staff’s comment. iLearningEngines does not have an unconditional right to payment on these amounts and, as such, believes they are appropriately classified as contract assets.

Contract asset

Contract asset balances represent amounts for which the Company has recognized revenue, pursuant to its revenue recognition policy, for software licenses already delivered, implementation services, and maintenance services already performed but invoiced in arrears ~~and for which the Company believes it has unconditional right to payment~~. As of December 31, 2022 and 2021 contract assets were $9.4 million and $17.1 million, respectively.

Contract asset

Contract asset balances represent amounts for which the Company has recognized revenue, pursuant to its revenue recognition policy, for software licenses already delivered, implementation services, and maintenance services already performed but invoiced in arrears ~~and for which the Company believes it has an unconditional right to payment~~. As of June 30, 2023 and December 31, 2022, contract assets were $2.9 million and $9.4 million, respectively.

5. Technology Partner, page F-20

21.	Please confirm whether the Technology Partner is a related party. Refer to ASC 850-10-50. Please tell us whether the Technology Partner holds a financial interest in you. If so, clarify whether that interest represents a controlling financial interest in you.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Technology Partner is not a related party and they do not hold any financial interests in iLearningEngines.

22.	Please tell us and disclose the amounts for each cost of services provided by the Technology Partner that are being netted against collections. Consider providing a table that summarizes the expenses incurred by the Technology Partner that are presented within cost of revenue, selling, general and administrative expense, and research and development expense on the consolidated statements of operations.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that in response to the Staff’s comment it has revised Note 5 on page F-20 and F-40 of Amendment No. 1 to include the following table which summarizes the expenses incurred by the Technology Partner that are presented within cost of revenue, selling, general and administrative expense, and research and development expense.

	December 31,
	2022	2021	2020
	(In thousands)
Cost of revenue	$93,753	$64,834	$41,665
Selling, general and administrative expense	96,972	68,931	39,788
Research and development expense	97,396	70,836	50,880
	$288,121	$204,601	$132,333

	Six Months Ended June 30,
	2023	2022
	(In thousands)
Cost of revenue	$62,737	$43,473
Selling, general and administrative expense	61,523	45,604
Research and development expense	59,012	44,484
	$183,272	$133,561

If you have any questions or would like further information concerning the Company’s responses to your Comment Letter, please do not hesitate to contact me at jmutkoski@goodwinlaw.com or (617) 570-1073.

Sincerely,

/s/ John M. Mutkoski
John M. Mutkoski, Esq.

CC:	Matthew Safaii, Chief Executive Officer

Arrowroot Acquisition Corp.

Jocelyn M. Arel
Justin S. Anslow
Wei Xu
Goodwin Procter LLP

Eric Blanchard
Josh Holleman
Daniel Peale
David Silverman
Cooley LLP